Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
Number of shares of Class A and Class B common stock outstanding at beginning of period	9,550	9,526	9,542	9,511

Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	13	1	15	16

Shares used in the computation of basic earnings per common share	9,563	9,527	9,557	9,527

Adjustment to reflect dilution from common stock equivalents	33	28	31	27

Shares used in the computation of diluted earnings per common share	9,596	9,555	9,588	9,554

Net income available for common shares	$84,659	$60,390	$143,583	$132,935

Basic earnings per common share	$8.85	$6.34	$15.02	$13.95

Diluted earnings per common share	$8.82	$6.32	$14.98	$13.91